To,

Don S Davidson, CPA

Philadelphia, Pennsylvania

Dt. February 24th ,2024

Dear Don S Davidson,

This representation letter is provided in connection with your Review of the financial statements of PerVista, Inc. (“the Company”), which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements, to obtain limited assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a Review report.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $ 500 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves as of February 24th 2024

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the Review engagement dated January 24th 2024, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation and maintenance of internal control to prevent & detect fraud.
- The methods, data, and significant assumptions used by us in making accounting estimates, and their related disclosures are appropriate to achieve recognition,

measurement, or disclosure that is reasonable in the context of the applicable financial reporting framework.

- Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.
- There is no uncorrected misstatement to our knowledge, we have made deferred tax adjustment related to balance of 2023 in the retained earnings.
- The are effects of all known actual/possible litigation & claims have been accounted for and disclosed in accordance with U.S. GAAP.

Information Provided

- We have provided you with:

  - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;

  - Additional information that you have requested from us for the purpose of the audit; and

-

  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- All transactions have been recorded in the accounting records and are reflected in the financial statements

- We have disclosed to you the results of our assessment to the risk that the financial statements may be materially misstated as a result of fraud.

- We have disclosed to you all information that we are aware of regarding fraud or suspected fraud that affects the entity and involves:
  -Management;
  -Employees who have significant roles in internal control; or
  -Others when the fraud could have a material effect on the financial statements

- We have disclosed to you all information that we are aware of regarding allegations of fraud, or suspected fraud, affecting the entity's financial statements communicated by employees, former employees, analysts, regulators or others.

- We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.

- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements and as there were no such litigations and claims we have not consulted legal counsel concerning litigation, claims, or assessments

- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.

For PerVista Inc.

Vennard Wright| Director/Owner |

24th February 2025

Place: Oxon Hill, MDA4-88